Bosco Flooring Inc.
                            26 Utkina Street, Apt. 10
                             Irkutsk, Russia 664007
                                Fax: 775-561-8051

October 22, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

ATTENTION: EDWARD M. KELLY
           JENNIFER R. HARDY

Re: Bosco Flooring Inc.
    Amendment No. 3
    File No. 333-144509

Dear Sirs:

Further to your letter dated September 27, 2007, concerning the deficiencies in Amendments 1 and 2 to Registration statement on Form SB-2, we provide the following responses:

GENERAL

1. SEC COMMENT : Include an updates auditor's consent in any amendment to the registration statement.

     RESPONSE: Included in the filing.

TABLE OF CONTESTS

2. SEC COMMENT : Include in the table of contents the section "Available Information" on page 40.

     RESPONSE: We have included in the table of contents the section "Available Information" on page 40.

RISK FACTORS, PAGE 6

3. SEC COMMENT: Refer to prior comment 3. As requested previously, if a substantial portion of Bosco's assets is located outside the United States, provide comparable risk factor disclosure of the difficulty that investors may have in effecting service of process on Bosco and in enforcing in the United States judgments obtained in United States courts against Bosco based on the civil liabilities provisions of the United States securities laws. Although we note that there is a reference to "the Company" in the sixth risk factor's caption or heading in response to prior comment 3, there is no discussion of a risk relating to "the Company" in the risk factor itself. Please expand the sixth risk factor to include a discussion of the risk, if true, relating to a substantial portion of Bosco's assets being located outside the United States. Alternatively, present the disclosure of that risk in a discrete risk factor.

     RESPONSE: We have expanded the sixth risk factor to include the following disclosure: "Since all our assets are located in Russia it may be difficult or impossible for US investors to effect service of process on Bosco. As well, any judgment obtained in the United States against us may not be enforceable in the United States."

4. SEC COMMENT: We note the disclosure in the seventh risk factor in response to prior comment 4. Identify the other company with which Mr. Alexander Dannikov, Bosco's sole director, is associated. Further, disclose whether that other company is an affiliate of Bosco.

     RESPONSE: We have added the following disclosure in the seventh risk factor:

     "Mr. Alexander Dannikov is a General Manager of Irkut Corporation, a private company that sells building materials in Russia and abroad. Irkut Corporation is not an affiliate of Bosco Flooring, Inc."

DESCRIPTION OF SECURITIES, PAGE 16

5. SEC COMMENT: We assume that inclusion of the word "Colleagues" in the caption or heading "General Colleagues" is inadvertent. Please revise.

     RESPONSE: We have revised the heading under Description of Securities, page 16.

AVAILABLE INFORMATION, PAGE 40

6. SEC COMMENT: Delete the language that statements contained in the prospectus "are qualified in their entirety." Rule 411(a) of Regulation C under the Securities Act permits qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document.

     RESPONSE: We have deleted the language that statements contained in the prospectus "are qualified in their entirety."

EXHIBIT INDEX

7. SEC COMMENT: Although you included an exhibit index in response to prior comment 11, you mistagged the exhibit index as "Cover" on the EDGAR system. Since exhibit index is part of the body of the registration statement and should appear as the last page of the registration statement's body, the exhibit index should not be tagged separately. Refer to the EDGAR Filer Manual for instructions, and revise. If you require technical assistance, you may contact the EDGAR operations staff at the telephone number listed in the manual.

     RESPONSE: We have revised how the Exhibit index is tagged in the filing.

EXHIBITS

8. SEC COMMENT: We note that you mistagged the exhibits on the EDGAR system. Specifically, you mistagged:

     -    Both exhibits 3.1 and 3.2 as exhibit 3.
     -    Exhibit 5.1 as exhibit 5.
     -    Exhibit 10.1 as exhibit 10
     -    Both exhibits 23.1 and 23.2 as exhibit 23

     The exhibits' tags should conform to the numbers assigned to the exhibits in the exhibit index. Refer to the EDGAR Filer Manual for instructions, and revise. . If you require technical assistance, you may contact the EDGAR operations staff at the telephone number listed in the manual.

     RESPONSE: We have revised and refiled the exhibits correctly.

EXHIBIT 5.1

9. SEC COMMENT: The opinion should refer to the specific registration statement by including its file number. Please revise.

     RESPONSE: The opinion has been revised and now includes the file number.

10. SEC COMMENT: The opinion states that the shares are "currently validly issued, fully-paid and non-assessable." Although we note the phrase "when sold after the effectiveness of the Registration Statement" in the fourth paragraph, the opinion as drafted is unclear whether the shares will be validly issued, fully paid, and non-assessable when sold after the registration statement's effectiveness. Please revise.

     RESPONSE: The opinion has been revised to clarify that the shares will be validly issued, fully paid, and non-assessable when sold after the registration statement's effectiveness.

EXHIBIT 23.2

11. SEC COMMENT: Refer to prior comment 12. As noted previously, counsel must consent also being named in the registration statement on page 18. See Rule 436 of Regulation C under the Securities Act. As drafted, the consent covers only inclusion of the opinion letter as an exhibit to the registration statement. Further, the consent should refer to the specific registration statement by including its file number. Please revise.

     RESPONSE: The consent has been revised to include counsel consent to being named in the registration statement on page 18, under the heading:
     "INTEREST OF NAMED EXPERTS AND COUNSEL". The consent now includes the file number of our registration statement.
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Please note that we have been experiencing delays in receiving faxed letters at our resident agent's office, therefore we have obtained a new fax number. Please direct any further comments or questions you may have at our new fax number 775-561-8051.

Thank you.

Sincerely,


/s/ Alexander Dannikov
--------------------------------
Alexander Dannikov
President